EXHIBIT 99.1

Centerra Gold Announces Intention to make a Normal Course Issuer Bid

TORONTO, Oct. 04, 2022 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (TSX: CG) (NYSE: CGAU) (“Centerra” or the “Company”) is pleased to announce that, subject to the approval of the Toronto Stock Exchange (“TSX”), it intends to proceed with a normal course issuer bid (“NCIB”) to purchase for cancellation up to an aggregate of 15,610,813 common shares in the capital of the Company (“Common Shares”), representing approximately 7.1% of Centerra’s total issued and outstanding Common Shares, or 10% of the public float. As of September 30, 2022, Centerra had 220,086,775 issued and outstanding Common Shares.

Centerra believes that the Common Shares have been trading in a price range which does not adequately reflect the value of such shares in relation to Centerra’s assets and its future prospects. As a result, Centerra believes that the NCIB will provide the Company with a flexible tool to deploy a portion of its cash balance to, depending upon future price movements and other factors, repurchase Common Shares while preserving its strong balance sheet position.

Centerra will file a notice of intention to make a NCIB with the TSX and, subject to the approval of the TSX, Centerra may purchase Common Shares under the NCIB over a twelve-month period. Under the NCIB, daily purchases would be limited to 226,201 Common Shares, other than purchases made under block purchase exemptions. Once the NCIB is commenced, the exact timing and amount of any purchases will depend on market conditions and other factors. Centerra will not be obligated to acquire any Common Shares and may suspend or discontinue purchases under the NCIB at any time. Any purchases made under the NCIB will be made at market price at the time of purchase through the facilities of the TSX and/or alternative Canadian trading systems in accordance with applicable securities laws and stock exchange rules.

Centerra intends to establish an automatic share purchase plan in connection with its NCIB to facilitate the purchase of Common Shares during times when Centerra would ordinarily not be permitted to purchase Common Shares due to regulatory restrictions or self-imposed black-out periods. Before entering a black-out period, Centerra may, but is not required to, instruct the broker to make purchases under the NCIB based on parameters set by Centerra in accordance with the automatic share purchase plan, applicable securities laws and stock exchange rules.

Cautionary Note Regarding Forward-Looking Information

Information contained in this document which are not statements of historical facts may be “forward looking information” for the purposes of Canadian securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information involves risks, uncertainties and other factors that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward looking information. The words “expect”, “contemplate”, “may”, “will”, “intend” and similar expressions identify forward-looking information. In particular, such forward-looking statements include, but are not limited to, statements relating to the TSX’s approval of the NCIB, Centerra’s intention to commence the NCIB and the timing, methods and quantity of any purchases of Common Shares under the NCIB, the availability of cash for repurchases of Common Shares under the NCIB, compliance with applicable laws and regulations pertaining to the NCIB, Centerra’s perceptions of historical trends, current conditions and expected future developments, as well as other considerations that are believed to be appropriate in the circumstances.

Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable by Centerra, are inherently subject to significant political, business, technical, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking information. Factors and assumptions that could cause actual results or events to differ materially from current expectations include the risk factors set forth in the section titled “Risk Factors” in the Company’s most recently filed Annual Information Form, which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar. There can be no assurances that forward-looking information and statements will prove to be accurate, as many factors and future events, both known and unknown could cause actual results, performance or achievements to vary or differ materially from the results, performance or achievements that are or may be expressed or implied by the forward-looking statements contained or referred to herein. Accordingly, all such factors should be considered carefully when making decisions with respect to Centerra, and prospective investors should not place undue reliance on forward looking information. Forward-looking information contained herein is given as of the date of this press release. Centerra assumes no obligation to update or revise forward-looking information to reflect changes in assumptions, changes in circumstances or any other events affecting such forward-looking information, except as required by applicable law.

About Centerra Gold

Centerra Gold Inc. is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide. Centerra operates two mines: the Mount Milligan Mine in British Columbia, Canada, and the Öksüt Mine in Türkiye. Centerra also owns the Goldfield District Project in Nevada, United States, the Kemess Underground Project in British Columbia, Canada, and owns and operates the Molybdenum Business Unit in the United States and Canada. Centerra’s shares trade on the TSX under the symbol CG and on the NYSE under the symbol CGAU. Centerra is based in Toronto, Ontario, Canada.

Additional information on Centerra is available on the Company’s web site at www.centerragold.com and at SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

For more information:
Toby Caron
Treasurer and Director, Investor Relations
(416) 204-1694
toby.caron@centerragold.com

Shae Frosst
Manager, Investor Relations
(416) 204-2159
shae.frosst@centerragold.com

A PDF accompanying this announcement is available at http://ml.globenewswire.com/Resource/Download/027a23f1-baa4-44dd-afcd-667ef32f9dfb